

February 27, 2013

Via E-Mail:
Mr. Dana Perry
Chief Financial Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

      Re: **AZZ incorporated**
                 Form 10-K for the Fiscal Year Ended February 29, 2012
                 Filed May 10, 2012
                 File No. 001-12777

Dear Mr. Perry

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Carlos Pacho for

                        Larry Spirgel
                        Assistant Director